

INTERIM FINANCIAL REPORT FIRST HALF YEAR 2010

082-04023
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SGL GROUP
THE CARBON COMPANY

SGL Carbon AG

Highlights

- Sales revenue at €645 million 10% (currency adjusted 9%) above H1 / 2009
- EBIT at €65 million in H1 / 2010 (H1 / 2009: €57 million) includes extraordinary income of almost €5 million from land sale
- Pre tax profit at €41 million 26% above H1 / 2009
- Negative free cash flow of €41 million strongly reflects business recovery driven working capital buildup and continued investment strategy
- Further strengthened balance sheet with equity ratio of 41% (December 31, 2009: 40%) and gearing of 0.50 (December 31, 2009: 0.49)
- Guidance for 2010 EBIT increased

Financial Highlights (unaudited)

€ million		1st Half Year 2010	2009	Change
Sales revenue		644.6	584.2	10.3%
Gross profit		165.0	170.6	-3.3%
EBITDA		94.3	86.9	8.5%
Operating Profit / EBIT		64.7	57.4	12.7%
Return on sales	1)	10.0%	9.8%	–
Net profit attributable to equity holders		27.3	23.2	17.7%
Earnings per share, basic (in €)		0.41	0.35	17.1%

€ million		June 30, 2010	Dec. 31, 2009	Change
Total assets		2,052.6	1,880.5	9.2%
Shareholders' equity		848.4	750.5	13.0%
Net financial debt		422.6	367.9	14.9%
Debt ratio (Gearing)	2)	0.50	0.49	–
Equity ratio	3)	41.3%	39.9%	–

1) Ratio of operating profit to sales revenue
2) Net debt divided by shareholders' equity
3) Shareholders' equity divided by total assets

Interim Group Management Report
(unaudited)

ECONOMIC ENVIRONMENT

The global recovery so far is proceeding better than expected. In its July 2010 World Economic Outlook the International Monetary Fund (IMF) expects a global growth of 4.6% for 2010. Relative to its April 2010 forecast, this represents an upward revision of 0.4%, reflecting stronger activity during the first half of the year. At the same time, downside risks have risen sharply amid renewed financial turbulence. In this context the new IMF forecasts hinge on implementation of policies to rebuild confidence and stability, particularly in the Euro Area.

However, growth profiles will continue to vary among different regions. For the U.S. the IMF projects a growth of 3.3% in 2010 while the Euro Area is to show only a growth of 1.0%. The biggest driver for growth for the global economy will again be provided by the economies of China and India, which are expected to grow by 10.5% and 9.4%, respectively.

In its May 2010 Economic Outlook the Organization for Economic Co-operation and Development (OECD) also comments that growth is picking up in the OECD area – at different speeds across regions – and at a faster than expected pace compared to its November 2009 Economic Outlook. Strong growth in emerging-market economies is contributing significantly to this development. For the U.S. the OECD expects a growth of 3.2% for 2010 while the Euro Area is only expected to grow by 1.2%. For the whole OECD Area a growth of 2.7% is projected.

Global trade provides further signs that the world's economy is stabilizing. Since November 2009 global trade flows have continued to rebound strongly from the depressed levels seen during the depths of the global financial crisis according to the World Trade Organization (WTO). The volume of world trade in the first quarter of 2010 was up 17% over the same period in 2009 and 3.5% higher than the previous quarter. This was the fourth consecutive quarterly increase in all regions. While Asian economies in particular have seen a stronger resurgence in trade, developed economies other than Japan have lagged somewhat, with slower but still positive trade growth. The global trade volume is expected to rise by 9.5% in 2010, recovering only a part of what was lost in 2009. In 2009, global trade volume had fallen by 12.2%, a decline not seen in 70 years.

BUSINESS ENVIRONMENT

SGL Group's Business Area Performance Products, which supplies primarily the steel and aluminum industries, is directly affected by this economic development. According to the World Steel Association, global crude steel production is strongly recovering from last year's downturns, which were particularly pronounced in the first months. For example, global crude steel production was 29.1%

higher in May 2010 than in May 2009. Within the EU, Germany's crude steel production grew by 87.7%, and the U.S. recorded an increase of 73.8% compared to May 2009. Accordingly, the world crude steel capacity utilization reached 82.0% in May 2010. Compared to May 2009, the utilization increased by 15%-Points in May 2010. After a slow start into 2010 primary aluminum production – which in 2009 declined to a much lesser extent than steel – has started to gain momentum: according to the International Aluminum Institute (IAI), production increased by 16.6% year-on-year in the first five months of 2010 – mainly driven by China. Excluding China aluminum production only grew by 0.5%.

The Business Areas Graphite Materials & Systems and Carbon Fibers & Composites have a wide variety of customer industries with varied trends. Most of the customer industries are expected to benefit from global recovery in 2010:

The chemical industry experienced a sudden fall in output in the second half of 2008 and into early 2009. Despite an almost equally sharp rebound in the second half of 2009, as much of the inventory liquidation in supply chains was reversed, the European Chemical Industry Council (Cefic) reported a decline of 11.3% for the full year 2009 in comparison to 2008 for the European chemical industry. Numerous production facilities reduced their utilization or even closed temporarily in the past year and conducted maintenance or replacement investments. This is where SGL Group benefited from its product portfolio. Cefic anticipates output in the chemical industry to grow by 9.5% in 2010 and expects a period of consolidation around the second half of 2010 and early 2011 resulting in a growth of only 2.0% in 2011.

The semiconductor industry in 2009 was also affected by the global economic crisis. According to the World Semiconductor Trade Statistics (WSTS) the semiconductor market has seen a decline of 9.0% in 2009. In 2010 the industry is expected to recover with revived enterprise and consumer spending. WSTS projects the semiconductor market to grow by 28.6% in 2010.

According to the International Air Transport Association (IATA), the air traffic market has seen a stronger than expected recovery in the first half of 2010, but with sharp regional differences. The IATA expects airlines to post a global industry revenue of US $545 billion in 2010 after US $483 billion in 2009 and that global aviation will return to profitability. As a consequence, IATA has increased their forecasts for 2010 to a 7.1% rise in air travel volumes and a 18.5% growth in air freight.

Further potential can be seen in new application areas for our products as for example in the alternative energy segment. After a growth of 31.7% for wind power installations in 2009 – which was the highest rate since 2001 – the World Wind Energy Association expects 27.8% growth for 2010. The European Photovoltaic Industry Association (EPIA) reports that the global photovoltaic market continued to grow by almost 15% in 2009. This is particularly impressive in light of the difficult financial and economic circumstances during the past year. In 2010, the photovoltaic market is expected to grow by 40%, according to EPIA. Germany most probably will remain the largest market in 2010, while new markets in particular from Southern Europe, Asia and the U.S. will grow significantly.

BUSINESS DEVELOPMENT

Condensed consolidated income statement

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Sales revenue	**644.6**	**584.2**	**10.3%**
Gross profit	165.0	170.6	-3.3%
Selling, administrative, research and other income / expense	-100.3	-113.2	11.4%
Profit from operations (EBIT)	**64.7**	**57.4**	**12.7%**
Result from investments accounted for At-Equity	-4.4	-1.6	–
Net financing result	-19.2	-23.2	17.2%
Profit before tax	**41.1**	**32.6**	**26.1%**
Income tax expense	-14.0	-9.0	-55.6%
Non-controlling interests	0.2	-0.4	–
Net profit attributable to shareholders of the parent company	**27.3**	**23.2**	**17.7%**
Earnings per share, basic (in €)	0.41	0.35	17.1%
Earnings per share, diluted (in €)	0.41	0.35	17.1%

As expected, business development was mixed in the first half of 2010. While we saw a recovery in graphite electrode sales within our Business Area Performance Products (PP), we had a volume-driven sales decline of 7.7% in the Business Area Graphite Materials & Systems (GMS) compared to the same period a year earlier. Sales in the Business Area Carbon Fibers & Composites (CFC) increased by 9.0% compared to the first half 2009. Overall, Group sales revenue improved by 10.3% to €644.6 million, compared to €584.2 million in the first half 2009. Currency adjusted Group sales grew by 9.3%.

Gross profit fell 3.3% compared to the prior half year. Overall, gross profit margin for SGL Group was 25.6%, down from 29.2% in the first half 2009, particularly due to higher raw material costs in PP and lower sales contribution from the late cyclical GMS. Start up costs for the commissioning of the new Malaysian plant additionally impacted the gross margin adversely.

Despite a slight decline in the gross profit, overall EBIT was €64.7 million, up from €57.4 million in the first half 2009. Whilst EBIT in PP came in at a level comparable to the first half 2009, CFC's contribution to EBIT increased by €7.9 million, mainly driven by some increased sales volumes in carbon fibers and composite materials as well as elimination of start-up costs. This positive impact was offset by a volume driven EBIT decrease in GMS by €9.5 million. Group EBIT of the first half 2010 strongly benefited from the transfer of the brake disc business into a joint venture with Brembo in June 2009. Since then, the joint venture results attributable to SGL Group are reported in a separate line item below EBIT.

Furthermore we were able to record a €4.8 million one-time profit related to the land sale in Ascoli (Italy), completing a restructuring which begun with the closure of the facility in 2006. The profit was recorded as other income within our corporate costs.

Our SGL Excellence driven cost savings reached almost €10 million in the first half 2010.

Result from investments accounted for At-Equity and net financing result

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Result from investments accounted for At-Equity	**-4.4**	**-1.6**	**-**
Interest income	1.0	0.4	–
Interest expense	-7.6	-6.9	-10.1%
Imputed interest convertible bonds (non-cash)	-6.7	-3.9	-71.8%
Interest expense on pensions	-8.3	-8.2	-1.2%
Interest expense, net	**-21.6**	**-18.6**	**-16.1%**
Amortization of refinancing costs (non-cash)	-1.3	-0.9	-44.4%
Foreign currency valuation of Group loans (non-cash)	0.1	-3.7	–
Other financial income	3.6	0.0	–
Other financing result	**2.4**	**-4.6**	**-**
Net financing result	**-19.2**	**-23.2**	**17.2%**

Result from investments accounted for At-Equity was minus €4.4 million, compared to a negative €1.6 million in the first half 2009. The difference was due in part to higher research and development charges in the current period related to our joint venture with Benteler. Furthermore, the joint ventures with the BMW Group that were established in 2010 incurred the expected start-up losses

that negatively impacted the result of At-Equity investments. These start-up costs are expected to increase somewhat over the course of 2010. A description of the operational developments of the businesses recorded in this line can be found on page 16.

Net interest expense increased to €21.6 million in the first half 2010, compared to €18.6 million in the same period a year earlier. This is mainly attributable to the first time full year inclusion of the interest for the convertible bond issued in June 2009 incurring additional actual and IFRS required imputed interest expenses (first half 2010: minus €6.7 million compared to minus €3.9 million in the first half 2009). Cash interest expense for the corporate bond as well as for other drawn loans reached a level of 2.2% in the first half 2010 (first half 2009: 2.2%).

Other financial result reached a positive €2.4 million in the first half 2010, compared to a negative €4.6 million the same period a year earlier. The prior year period included higher non-cash expenses due to currency effects from intercompany loans. The item "Other financial income" amounted to €3.6 million in the current year period, which is mainly driven by positive foreign currency effects of our bank debt denominated in foreign currency.

Consequently, net financing result (excluding result from investments accounted for At-Equity) amounted to minus €19.2 million in the first half 2010 and thus improved markedly from the minus €23.2 million reported in the first half 2009 despite the first time inclusion of the convertible bond issued in June 2009.

Profit before and after taxes

Profit before taxes amounted to €41.1 million in the first half 2010, an increase of 26.1% over the prior year's first half, when we reported €32.6 million. The year-over-year change was due to the factors described above, including the effect of the transfer of the brake disc business into a joint venture in June 2009.

Income tax expense of €14.0 million in the first half 2010 (first half 2009: €9.0 million) translates into a total tax rate of 34.1% compared to 27.6% in the first half 2009. This is in line with our expectations of a full year 2010 Group tax rate between 30 and 35%. The higher tax rate in the first half 2010 is mainly attributable to impacts from non deductible expenses as well as tax effects for investments accounted for At-Equity.

Despite the still difficult economic situation we reached a positive net profit of €27.3 million in the first half 2010, representing an increase of 17.7% above last years' comparable first half result.

Based on an average number of 65.4 million shares, basic earnings per share increased to €0.41 (first half 2009: €0.35). To calculate the diluted earnings per share, the potential shares resulting from conversion of stock option and stock appreciation right plans have to be considered. Accordingly,

the average number of shares increases to 65.7 million. The additional 5.5 million shares from the convertible bond issued in 2007 and the 6.5 million shares from the convertible bond issued in 2009 do not dilute earnings per share, as the corresponding net profit is adjusted for expenses (real and imputed) relating to the convertible bond recorded in the net financing result.

Balance sheet structure

€ million	June 30, 2010	Dec. 31, 2009	Change
ASSETS			
Non-current assets	1,024.0	917.9	11.6%
Current assets	1,028.6	961.6	7.0%
Assets held for sale	0.0	1.0	–
Total assets	**2,052.6**	**1,880.5**	**9.2%**
EQUITY AND LIABILITIES			
Shareholders' equity	848.4	750.5	13.0%
Non-controlling interests	5.0	4.7	6.4%
Total Equity	**853.4**	**755.2**	**13.0%**
Non-current liabilities	923.7	890.7	3.7%
Current liabilities	275.5	234.6	17.4%
Total equity and liabilities	**2,052.6**	**1,880.5**	**9.2%**

Compared to December 31, 2009, total assets increased by €172.1 million to €2,052.6 million as at June 30, 2010. The increase in total assets was strongly impacted by exchange rate changes (mainly related to the stronger US Dollar, Polish Zloty and Malaysian Ringgit) which increased our assets by €123.9 million.

The increase in non-current assets was primarily the result of investments in intangible assets and property, plant and equipment at €49.3 million, which exceeded the level of depreciation and amortization by €19.7 million. Total increase in property, plant and equipment compared to December 31, 2009 was €84.2 million, of which €65.9 million relate to currency effects. Capital expenditures were mainly attributable to the further progress in setting up our new production facility in Banting (Malaysia).

Besides intangible assets, property, plant and equipment, the item "non-current assets" also comprise receivables from long term construction contracts and our At-Equity investments. Long term receivables from construction contracts increased by €9.6 million to €37.7 million, while the

At-Equity-investments increased by €3.5 million to €53.3 million (net of losses from At-Equity investments of €4.4 million), primarily due to scheduled capital contributions into the joint ventures with the BMW Group.

Current assets grew by a total of €67.0 million to €1,028.6 million mainly due to the increase in inventories (plus €63.0 million, thereof €24.1 million currency effects) and a higher level of trade accounts receivable (plus €30.8 million, thereof €11.6 million currency effects). The increase in inventories reflects primarily the restocking of unfinished goods in the Business Area Performance Products to meet the forecasted demand mainly in graphite electrodes. Trade receivables grew due to higher sales activities in the reporting period and reflect the ongoing restocking efforts in most of our important customer industries.

On the equity and liabilities side, non-current liabilities rose by €33.0 million to €923.7 million as at June 30, 2010. This is related to an increased gross financial debt as a result of currency translation effects as well as higher drawings of our locally established loans in Malaysia and slightly increased pension liabilities. Current liabilities increased by €40.9 million to €275.5 million as at June 30, 2010. Main changes relate to higher trade payables as compared to end of 2009.

Working capital

€ million	June 30, 2010	Dec. 31, 2009	Change
Inventories	461.2	398.2	15.8%
Trade receivables	249.6	218.8	14.1%
Receivables from long-term construction contracts	37.7	28.1	34.2%
Trade payables	-125.8	-99.8	26.1%
Working Capital	**622.7**	**545.3**	**14.2%**

Working capital increased by €77.4 million to €622.7 million. In the first half 2010, we experienced the end of destocking activities and rising utilization rates at some of our key customers. Accordingly, we have continuously increased our production in the first half 2010. The changes in the individual items in the working capital can be seen primarily in this context. Furthermore, reported working capital was highly impacted by currency valuation effects in an amount of €36.1 million, which represents almost half of the overall increase. Inventories and receivables increased by €24.1 and €16.9 million, respectively, solely due to currency translation as a result of the stronger US Dollar, Polish Zloty and Malaysian Ringgit. Excluding this effect, inventories, receivables and trade payables increased by €38.8 million, €23.5 million and €21.0 million, respectively, compared to year end 2009. This results in an operational increase of €41.3 million, or 7.6%. Accordingly, the operational increase in working capital was less than proportional to the sales growth.

Changes in equity

	1st Half Year 2010		
€ million	**Shareholders' equity**	**Non-controlling interests**	**Total equity**
Balance at January 1	**750.5**	**4.7**	**755.2**
Capital increase from share-based payment plans	**9.4**	**0.0**	**9.4**
Net profit	27.3	-0.2	27.1
Other comprehensive income	61.2	0.7	61.9
Total comprehensive income	**88.5**	**0.5**	**89.0**
Other changes in equity	0.0	-0.2	-0.2
Balance at June 30	**848.4**	**5.0**	**853.4**

Shareholders' equity increased by €97.9 million to €848.4 million as at June 30, 2010 mainly due to positive currency translation effects of €57.7 million, positive valuation of our currency cash flow hedges of €3.5 million, a net profit of €27.3 million and capital increases related to share-based payment plans of €9.4 million. This translates into an equity ratio of 41.3% compared to 39.9% at the end of 2009.

During the first half 2010, 114,519 shares were used for the employee bonus plan in Germany and 49,637 shares for the Matching Share Plan for various levels of management. For further information regarding equity-related disclosures please refer to "Other information" in the notes to the condensed consolidated interim financial statements.

Net financial debt

€ million	June 30, 2010	Dec. 31, 2009	Change
Current and non-current financial liabilities	635.5	601.7	5.6%
Remaining imputed interest for the convertible bonds	51.5	58.2	-11.5%
Accrued refinancing cost	9.2	10.3	-10.7%
Total financial debt	**696.2**	**670.2**	**3.9%**
Time deposits	200.0	0.0	
Cash and cash equivalents	73.6	302.3	-75.7%
Total liquidity	**273.6**	**302.3**	**-9.5%**
Net financial debt	**422.6**	**367.9**	**14.9%**

Total financial debt comprises of our corporate bond and two convertible bonds, loans from banks, imputed interest for the convertible bonds and refinancing expenses and is recorded in the balance sheet under the items "interest-bearing loans" and "current portion of interest-bearing loans".

Total liquidity refers to the liquid assets the SGL Group had available at the respective balance sheet dates to fund the business operations and pay for near-term obligations. Total liquidity comprises cash and cash equivalents as well as current time deposits with a maturity of less than 12 months from the date of acquisition, as stated in the interim condensed consolidated balance sheet. For further details please refer to the "Liquidity and capital resources" section.

Net financial debt results from total financial debt less total liquidity. Management uses the net financial debt as a key measure for the internal finance and liquidity management, as well as for external communication with rating agencies. Net financial debt was €422.6 million as of June 30, 2010, compared to €367.9 million as of December 31, 2009. Since we have certain financial debt as well as liquid assets not denominated in Euro, we also experienced currency translation effects within the net financial debt changes in the first half 2010. Such currency effects increased our net financial debt by more than €13 million during the first half 2010. Overall, net financial debt increased by €54.7 million, mainly due to the expected negative free cash flow of 40.9 million, which was mainly related to continued capital expenditures.

Starting 2010 we decided to invest excess liquidity into time deposits to achieve better interest rates. The time deposits reported as of June 30, 2010 comprise bank deposits with original maturities up to nine months. Accordingly, total liquidity in the first half 2010 consists of these time deposits and cash and cash equivalents while total liquidity in the first half 2009 was entirely held in cash and cash equivalents.

Liquidity and capital resources

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Cash provided by / used in operating activities	14.5	-9.5	24.0
Cash used for investing activities	-55.4	-83.2	27.8
Free cash flow *	-40.9	-92.7	51.8
Cash used for investing and cash management activities	-255.4	-83.2	-172.2
Cash provided by financing activities	8.4	256.2	-247.8
Effect of foreign currency rate changes	3.8	-0.2	4.0
Net change in cash and cash equivalents	-228.7	163.3	-392.0
Cash and cash equivalents June 30	73.6	286.4	-212.8
Time deposits	200.0	0.0	200.0
Total liquidity	**273.6**	**286.4**	**-12.8**
Net decrease / increase in total liquidity	**-28.7**	**163.3**	**-192.0**

* Defined as cash provided by (used in) operating activivities less cash used in investing activities before cash management activities.

The cash flow statement shows how cash and cash equivalents have changed over the reporting period at the SGL Group. In accordance with IAS 7 the cash flows are presented separately into cash flow from operating, investing and financing activities. The cash and cash equivalents shown in the cash flow statement correspond to the balance sheet item cash and cash equivalents. Total liquidity further includes short-term time deposits with maturities up to nine months (€200 million).

We report free cash flow as a performance measure, which is defined as "Net cash provided by (used in) operating activities less cash used for investing activities". We believe this measure is helpful to our investors as an indicator of our long-term ability to generate cash flows from operations and to pay for expenditures not included in this measure, such as debt repayment.

Operating activities provided net cash of €14.5 million in the first half year 2010, compared to net cash used of €9.5 million in the same period a year earlier.

Investing activities used cash of €55.4 million in the first half 2010, compared to net cash used of €83.2 million in the first half 2009 due to reduced capital expenditures in intangible assets and property plant and equipment by €27.8 million. The reduction in cash outflows from investing activities in the

first half 2010 versus first half 2009 continues to be the result of our tight control of capital requirements in light of the overall economic situation. Nevertheless, we expect 2010 full year capital expenditures to be similar to 2009 levels.

Overall, free cash flow improved to negative €40.9 million in the first half 2010 compared to negative €92.7 million in the first half 2009 due to improved cash flow from operating activities and lower cash used for investing activities.

Cash provided by financing activities resulted in net cash proceeds of €8.4 million in the first half 2010, compared to a net cash inflow of €256.2 million in the same period a year earlier. For comparison, the prior year period included €190.0 million in cash inflows associated with the issue of the convertible bond as well as €50.0 million in inflows for the temporary drawdown of the syndicated credit line, which was paid back in the third quarter 2009.

Total available liquidity to finance our businesses, future investments, and growth amounts to €273.6 million as of June 30, 2010 (June 30, 2009: €286.4 million).

SEGMENT REPORTING

Performance Products (PP)

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Sales revenue	347.6	273.5	27.1%
EBITDA	86.8	85.3	1.8%
Profit from operations / EBIT	71.7	72.4	-1.0%
Return on sales	20.6%	26.5%	–

Results of the Business Area Performance Products in 2009, particularly in the first half of the year, were characterized by a double digit demand decline for our graphite electrodes as a result of substantial production cutbacks and inventory reduction in the steel industry. With the end of destocking activities and rising utilization rates in the steel industry, demand for graphite electrodes increased strongly in the first half of 2010, however still falling short of pre-crisis levels. The positive development in graphite electrode sales was partially offset by the expected strong decline in cathodes, which in 2010 will suffer from a capital expenditure pause in the aluminum industry. Accordingly, sales in the first half 2010 in the Business Area Performance Products increased by 27% (currency adjusted: 26%) to €347.6 million (first half 2009: €273.5 million).

EBIT in the first half 2010 slightly declined by 1% to €71.7 million from €72.4 million in the first half 2009. The higher sales volumes in graphite electrodes and cost savings of approximately €4 million did not lead to a proportional development in EBIT due to higher raw material costs – in particular for needle coke - which could not be fully compensated by pricing in graphite electrodes, the decline in the cathodes business volume as well as continued start up costs for the commissioning of the new Malaysian production facility. Despite these effects, return on sales amounted to 20.6% in the first half 2010 (first half 2009: 26.5%).

On May 25, 2010, we announced new prices for graphite electrodes with immediate effect. These new prices are the basis for all new orders and shipments through March 31, 2011. This price increase reflects a strongly improved demand for graphite electrodes as well as the need to recover the lost margin due to the previous raw material cost increase.

As already stated in our 2009 results press release of March 18, 2010 as well as in our first quarter reporting on April 28, 2010, we expect the recovery to continue in most of the regions; however, for the current year, the return on sales in the Business Area Performance Products has peaked in the second quarter and will at best reach our currently declared minimum target of 20% in the full year 2010 due to the above described price and cost developments in graphite electrodes, the lower cathodes business and start-up expenses relating to the new Malaysian plant.

Graphite Materials & Systems (GMS)

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Sales revenue	183.9	199.3	-7.7%
EBITDA	22.4	31.4	-28.7%
Profit from operations / EBIT	13.7	23.2	-40.9%
Return on sales	7.4%	11.6%	-

As a late cyclical business, the Business Area Graphite Materials & Systems still had a strong first half 2009, benefiting from a high order backlog at the end of 2008 and a large one off order invoiced in the second quarter 2009. With order intake weakening since the beginning of 2009, sales performance declined substantially in the second half of 2009. This development still impacted the first quarter 2010. Since the beginning of 2010, orders have started recovering substantially, resulting in a marked improvement in sales already in the second quarter 2010.

Despite the improvement in the second quarter, sales in the first half 2010 declined by 8% due to the weaker performance in the first quarter as a result of the lower order backlog at the end of 2009.

Compared to the relative high base of €199.3 million in the first half 2009, which also included the invoicing of a large one-off order, sales amounted to €183.9 million in the first half 2010. Currency adjusted sales declined by 9%. After two record years, the process technology business in 2010 is impacted by lower investment activities in the chemical industry, while business improved substantially in semiconductors, LED, solar and automotive, which is expected to continue in the second half of this year.

Primarily due to lower fixed cost absorption resulting from the lower sales level, EBIT in the first half 2010 declined more than proportionately by 41% from €23.2 million in the first half 2009 to €13.7 million in the reporting period. The EBIT figure of the first half 2009 was also supported by the invoicing of the above mentioned large one-off order. Cost savings in the first half 2010 amounted to approximately €3 million. The return on sales recorded by the Business Area Graphite Materials & Systems was 7.4% in the first half 2010 (first half 2009: 11.6%).

As outlined above, order intake has started to recover strongly in the previous months. This development is also reflected in the earlier than expected recovery in business volumes in the second quarter 2010. Compared to our earlier expectations of a flat development, overall sales and earnings in Graphite Materials & Systems for 2010 are now forecast to slightly exceed the previous year's level to reflect the stronger recovery in the second half.

Carbon Fibers & Composites (CFC)

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Sales revenue	110.9	101.7	9.0%
EBITDA	-0.7	-7.1	90.1%
Profit from operations / EBIT	-5.2	-13.1	60.3%
Return on sales	-4.7%	-12.9%	–

The development of our growth business Carbon Fibers & Composites continues to require high capital expenditures as well as high expenses for research and development which weigh on the profitability of this Business Area.

Despite a recent recovery in demand, the market for carbon fibers continues to face temporary overcapacities due to the numerous delays in new aircraft projects, delayed investments in wind energy, as well as declining demand in sports and consumer applications. This has resulted in an increased competitive environment with temporary negative impact on prices and volumes. The recent increase in demand has however led to prices stabilizing, albeit at unsatisfactory levels.

Despite the continued difficult market environment, sales in the Business Area Carbon Fibers & Composites increased by 9% to €110.9 million in the first half 2010 (first half 2009: €101.7 million) mainly due to higher sales volumes in carbon fibers and composite materials particularly in the second quarter of this year. These were partially offset by the planned lower sales contribution from SGL Rotec resulting from changes in production equipment (moulds) as we prepare to execute the new BARD order for wind turbine blades from 2011 onwards. Currency changes had no material impact on sales in the first half 2010.

Despite the weak price level in the carbon fiber market we were able to cut our losses in the Business Area Carbon Fibers & Composites by more than 60% from minus €13.1 million in the first half 2009 to €5.2 million in the reporting period mainly due to operational improvements across all business units and higher sales volumes in carbon fibers and composite materials, supported by approximately €3 million in cost savings.

Business volumes in carbon fibers and composite materials have recently shown some signs of improvement, also as a result of reduced inventories, which is reflected in the markedly improved sales and earnings in the second quarter 2010 versus the first quarter. We therefore expect sales and earnings in Carbon Fibers & Composites to continue to improve in the second half of this year, also driven by the production ramp up at our subsidiary HITCO, which produces composite parts for the aerospace and defense industry. However, given the continued difficult market situation in carbon fiber and composites, losses will persist in the full year 2010 in a single digit amount.

Non-consolidated business activities of Carbon Fibers & Composites
(aggregated figures reported under result from investments accounted for At-Equity)

The joint venture with Brembo established in May 2009 for the purpose to produce and develop carbon ceramic brake discs was strongly impacted by the adverse economic and business situation in the automotive industry in 2009, particularly in the market for high performance and luxury cars. Since beginning of this year order intake has markedly improved leading to a strong recovery in volumes in the first half 2010. As a result, our plant in Meitingen (Germany) is currently running near full capacity utilization.

In our joint venture with Benteler we continue our efforts to promote the usage of carbon fiber reinforced composites for the automotive industry. Several projects with OEMs in the automotive industry are progressing satisfactorily and should reach commercialization in the next two to three years.

The joint venture with the BMW Group for the production of carbon fibers for use in automobile manufacturing was established at the turn of the year. SGL Automotive Carbon Fibers started its activities in 2010 incurring marginal start-up costs. These ramp-up costs are expected to further increase over the course of 2010.

On April 6, 2010, SGL Group and BMW Group jointly announced that their U.S. based joint venture, SGL Automotive Carbon Fibers LLC, will build a state-of-the-art carbon fiber manufacturing plant in Moses Lake, Washington (USA). During the initial phase, US $100 million will be invested and 80 local jobs will be created.

The new facility is a strategic element for both companies, BMW Group and SGL Group, to commercialize viable manufacturing of ultra light weight carbon fiber reinforced plastics (CFRP) for use in future vehicle concepts. The fibers manufactured at Moses Lake will be used exclusively for BMW Group's upcoming Megacity Vehicle (MCV).

In line with BMW Group's and SGL Group's leading roles in sustainable business operations, the decision to build the carbon fiber plant in Moses Lake was based primarily on the availability of renewable clean hydropower and very competitive energy costs in the state of Washington. Favorable infrastructure conditions, existing utilities, a skilled labor force and ease of working with the local government were also contributing factors in selecting Moses Lake as the location. On July 7, 2010, the ground breaking ceremony was held, marking the beginning of the construction of the new facility.

On April 30, 2010, we announced the contract closing of our joint venture with Mitsubishi Rayon for the production of polyacrylonitrile (PAN) based precursor, which is the raw material required to manufacture carbon fibers. The joint venture operates under the name "MRC – SGL Precursor Co. Ltd." and will ensure the precursor supply for SGL Automotive Carbon Fibers LLC, the joint venture between SGL Group and BMW Group to manufacture carbon fibers and fabrics for the MCV. Together with our joint venture with Lenzing AG in Kelheim (European Precursor GmbH, EPG) we now have two independent suppliers who exclusively produce precursor for SGL Group.

On July 19, 2010, the second joint venture between BMW Group and SGL Group, SGL Automotive Carbon Fibers GmbH & Co. KG started the commissioning of the new production facilities for the manufacturing of composite materials (fabrics) in the BMW Group site Wackersdorf (Germany). The carbon fibers that will be produced in the facility currently under construction in Moses Lake, Washington, will be converted into fabrics in Wackersdorf. These will then be sold to BMW Group who will manufacture automotive parts and then finally assemble the MCV in Landshut and Leipzig (Germany).

The At-Equity investments within the Business Area Carbon Fibers & Composites represent a total sales volume of €63.5 million in the first half 2010 (first half 2009: €26.3 million, 100% values for companies), which is not included in our consolidated Group sales figure.

Central T&I, Brake Discs and corporate costs

	1st Half Year		
€ million	**2010**	**2009**	**Change**
Other revenue *	2.2	9.7	-77.3%
Central T&I costs	-5.3	-5.5	3.6%
Brake Discs (EBIT)	–	-8.6	–
Corporate costs	-10.2	-11.0	7.3%

* in first half year 2009 incl. Brake Discs

Given that our business with carbon ceramic brake discs was transferred into the joint venture Brembo SGL Carbon Ceramic Brakes, we no longer fully consolidated these activities from June 1, 2009. Therefore, the joint venture profits & losses attributable to SGL Group are reported under investments accounted for At-Equity starting June 1, 2009. Last year's consolidated loss of the brake disc activities in the first half 2009 amounted to €8.6 million.

Corporate costs were slightly down by €0.8 million from €11.0 million in the first half 2009 to €10.2 million in the first half 2010. An extraordinary income of €4.8 million from a sale of land in Italy more than compensated for higher provisions for management incentive systems in the first half 2010 and for expenses in connection with our "Fitness-Check" program. The first half 2009 also included the release of a legal provision amounting to €0.8 million.

EMPLOYEES

As at June 30, 2010, SGL Group employed 6,106 people, 130 more than at the end of 2009. The further decentralization of our organization and the reorganization of the Business Units as of the beginning of 2010 resulted in a new allocation of employees to the Business Areas.

The number of employees in the Business Area Performance Products slightly increased by 15 to 2,084. The Business Area Graphite Materials & Systems remained stable by reducing one employee and reached a total of 2,618 employees by end of first half 2010. The Business Area Carbon Fibers & Composites increased its workforce from 1,225 at the end of 2009 by 116 to 1,341 as of June 30, 2010 for the planned higher activities at SGL Rotec and HITCO. The headcount at the corporate office was stable at 63 employees. In addition to new hires, we also were able to significantly reduce short time work in various plants as a result of the slightly improving economic conditions in several customer industries.

At the end of June 2010, SGL Group employed 2,447 people in Germany, 1,782 in the rest of Europe, 1,303 in North America, and 574 in Asia.

OPPORTUNITIES AND RISKS

Regarding existing opportunities and risks, we refer to the statements made in the annual report for the financial year ended December 31, 2009 as well as the outlook statement in this interim report. For the period under review, SGL Group's risk situation did not change materially from year-end 2009. Individual risks and opportunities that were only partially visible at year end can now be better assessed. We are employing all of the measures at our disposal to limit and mitigate risks. According to our evaluation, there are no material risks even when cumulatively considering them.

OUTLOOK

As outlined in our year end 2009 reporting on March 18 as well as in our report on the first quarter 2010 on April 28 of this year, 2010 was expected to be a transitional year for us. Due to the promising start to the year 2010, we were confident to achieve operating results close to the 2009 level.

In view of increased steel production, unit sales for graphite electrodes will be substantially higher in 2010 although this continues to remain below the pre-crisis level. However, as anticipated, it was not possible to fully pass through raw material cost increases in 2010, thus partly offsetting the effect of higher volumes. Additionally, after two very strong years the cathode business will not perform as strongly this year as most maintenance investments in the aluminum industry have now been concluded and the construction of new aluminum smelting plants has been postponed until after 2010; therefore the cathode business will in 2010 reflect the investment pause in the aluminum industry. We expect that for the current year, the return on sales in the Business Area Performance Products has peaked in the second quarter and will at best reach our currently declared minimum target of 20% in the full year 2010 due to the above described price and cost developments in graphite electrodes, the lower cathodes business in addition to the start up expenses relating to our new Malaysian plant.

Order intake has started to recover strongly across most end markets in the Business Area Graphite Materials & Systems since the beginning of this year, leading to an earlier than expected recovery in business volumes already in the second quarter 2010. Compared to our previous expectations of a flat development, we are now forecasting sales and earnings in Graphite Materials & Systems for 2010 to slightly exceed the previous year's level to reflect the stronger second half.

For the Business Area Carbon Fibers & Composites project postponements in the aerospace and wind energy industries along with generally lower demand from the sport and consumer sectors has led to high inventory levels, low capacity utilization and continuing price pressure in the carbon fiber industry. However, business volumes in carbon fibers and composite materials have recently shown some signs of improvement, which is reflected in the markedly improved sales and earnings in the second quarter 2010 versus the first quarter. We therefore continue to expect sales and earnings in the Business Area Carbon Fibers & Composites to improve substantially in the full year 2010

versus the previous year, also driven by the production ramp up at our subsidiary HITCO, which produces composite parts for the aerospace and defense industry. However, given the continued difficult market situation in carbon fiber and composites, losses will persist in the full year 2010 in a single digit amount.

As a result of these developments, we expect a single digit year-on-year increase in Group sales for 2010. Due to the somewhat earlier than expected recovery in business volumes within GMS and CFC we now increase our guidance for Group EBIT in 2010 to be up to 10% higher than our previous guidance of an EBIT close to the 2009 (recurring) level of €110 million.

The gearing target of approximately 0.5 remains our top priority. It will also be the governing indicator defining our investment program. Accordingly we continue to expect capital expenditure in plant, property and equipment and intangible assets to be approximately at the same level as in 2009 despite the low expenditures recorded in the first half 2010.

The global economic development continues to be characterized by substantial uncertainties resulting in ongoing limited visibility. Nevertheless, we believe that the fundamental growth trends supporting our businesses remain intact. Under the assumption of continued recovery of the global economy we confirm our initial indication for 2011, namely a 40 – 50% EBIT improvement compared to our original guidance for 2010 (close to 2009 recurring EBIT level of €110 million).

RESPONSIBILITY STATEMENT

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Wiesbaden, August 4, 2010

SGL Carbon SE
The Board of Management

Condensed consolidated income statement

	2nd Quarter			1st Half Year		
€ million	**2010**	**2009**	**Change**	**2010**	**2009**	**Change**
Sales revenue	**341.0**	**288.6**	**18.2%**	**644.6**	**584.2**	**10.3%**
Cost of sales	-253.5	-203.4	-24.6%	-479.6	-413.6	-16.0%
Gross profit	**87.5**	**85.2**	**2.7%**	**165.0**	**170.6**	**-3.3%**
Selling, administrative, research and other income / expense	-48.6	-57.1	14.9%	-100.3	-113.2	11.4%
Profit from operations / EBIT	**38.9**	**28.1**	**38.4%**	**64.7**	**57.4**	**12.7%**
Result from investments accounted for At-Equity	-2.2	-0.8	–	-4.4	-1.6	–
Interest income	0.6	0.3	–	1.0	0.4	–
Interest expense	-11.2	-9.4	-19.1%	-22.6	-19.0	-18.9%
Other financing result	0.2	0.9	–	2.4	-4.6	–
Profit before tax	**26.3**	**19.1**	**37.7%**	**41.1**	**32.6**	**26.1%**
Income tax expense	-8.4	-4.4	-90.9%	-14.0	-9.0	-55.6%
Net profit for the period	**17.9**	**14.7**	**21.8%**	**27.1**	**23.6**	**14.8%**
thereof:						
Non-controlling interests	0.0	0.3	–	-0.2	0.4	–
Shareholders of the parent company	17.9	14.4	24.3%	27.3	23.2	17.7%
Earnings per share, basic (in €)	0.27	0.22	22.7%	0.41	0.35	17.1%
Earnings per share, diluted (in €)	0.27	0.22	22.7%	0.41	0.35	17.1%

Consolidated statement of comprehensive income

	2nd Quarter		1st Half Year	
€ million	**2010**	**2009**	**2010**	**2009**
Net profit for the period	**17.9**	**14.7**	**27.1**	**23.6**
Cash flow hedges	-1.2	11.5	3.5	7.3
Currency translation	24.5	-5.0	58.4	-5.4
Other comprehensive income	**23.3**	**6.5**	**61.9**	**1.9**
Comprehensive income	**41.2**	**21.2**	**89.0**	**25.5**
of which attributable to the shareholders of the parent company	40.9	21.0	88.5	25.3
of which attributable to non-controlling interests	0.3	0.2	0.5	0.2

Condensed consolidated balance sheet

€ million	June 30, 2010	Dec. 31, 2009	Change
ASSETS			
Non-current assets			
Intangible assets	149.7	140.7	6.4%
Property, plant and equipment	719.0	634.8	13.3%
Other non-currents assets	100.9	87.3	15.6%
Deferred tax assets	54.4	55.1	-1.3%
	1,024.0	**917.9**	**11.6%**
Current assets			
Inventories	461.2	398.2	15.8%
Trade receivables	249.6	218.8	14.1%
Other receivables and other current assets	44.2	42.3	4.5%
Time deposits	200.0	0.0	–
Cash and cash equivalents	73.6	302.3	-75.7%
	1,028.6	**961.6**	**7.0%**
Assets held for sale	0.0	1.0	–
Total assets	**2,052.6**	**1,880.5**	**9.2%**

€ million	June 30, 2010	Dec. 31, 2009	Change
EQUITY AND LIABILITIES			
Shareholders' equity	**848.4**	**750.5**	**13.0%**
Non-controlling interests	5.0	4.7	6.4%
Total Equity	**853.4**	**755.2**	**13.0%**
Non-current liabilities			
Interest-bearing loans	621.2	595.2	4.4%
Provisions for pensions and other employee benefits	244.5	235.2	4.0%
Deferred tax liabilities	3.2	3.8	-15.8%
Other non current liabilities and provisions	54.8	56.5	-3.0%
	923.7	**890.7**	**3.7%**
Current liabilities			
Current portion of interest-bearing notes	14.3	6.5	120.0%
Other provisions	76.6	68.9	11.2%
Trade payables	125.8	99.8	26.1%
Other current liabilities and income tax liabilities	58.8	59.4	-1.0%
	275.5	**234.6**	**17.4%**
Total equity and liabilities	**2,052.6**	**1,880.5**	**9.2%**

Condensed consolidated cash flow statement

	1st Half Year	
€ million	**2010**	**2009**
Profit before tax	41.1	32.6
Add back of net interest expenses	21.6	18.6
(Gain) Loss on disposal of property, plant and equipment	-4.8	0.4
Depreciation and amortization expense	29.6	29.7
Amortization of refinancing costs	1.3	0.9
Income taxes paid	-10.4	-13.8
Interest received	0.5	0.4
Interest paid	-11.6	-8.2
Changes in provisions, net	-2.6	-9.6
Changes in working capital, net	-41.3	-53.3
Changes in other operating assets and other liabilities	-8.9	-7.2
Cash flow provided by / used in operating activities	**14.5**	**-9.5**
Capital expenditure in intangible assets and property, plant and equipment	-49.3	-76.1
Payments for investments accounted for At-Equity	-6.9	-7.1
Other investing activities	0.8	0.0
Cash used for investing activities	**-55.4**	**-83.2**
Cash outflow for the investment in time deposits	-200.0	0.0
Cash used for investing and cash management activities	**-255.4**	**-83.2**
Free Cash Flow*	-40.9	-92.7
Proceeds from corporate debt	8.5	259.0
Net proceeds from capital increase	0.0	0.5
Payments in connection with the refinancing	0.0	-3.3
Other	-0.1	0.0
Cash provided by financing activities	**8.4**	**256.2**
Effect of foreign exchange rate changes	3.8	-0.2
Net change in cash and cash equivalents	**-228.7**	**163.3**
Cash and cash equivalents at beginning of period	302.3	123.1
Cash and cash equivalents at end of period	**73.6**	**286.4**
Time deposits	200.0	0.0
Total liquidity	**273.6**	**286.4**
Net decrease / increase in total liquidity	-28.7	163.3

* Defined as cash provided by (used in) operating activities minus cash used in investing activities (before cash management activities)

Condensed consolidated statement of changes in equity

€ million	1st Half Year 2010		
	Share-holders' equity	**Non-controlling interests**	**Total equity**
Balance at January 1	**750.5**	**4.7**	**755.2**
Capital increase from share-based payment plans	**9.4**	**0.0**	**9.4**
Net profit	27.3	-0.2	27.1
Other comprehensive income	61.2	0.7	61.9
Total comprehensive income	**88.5**	**0.5**	**89.0**
Other changes in equity	0.0	-0.2	-0.2
Balance at June 30	**848.4**	**5.0**	**853.4**

€ million	1st Half Year 2009		
	Share-holders' equity	**Non-controlling interests**	**Total equity**
Balance at January 1	**763.4**	**4.5**	**767.9**
Capital increase from share-based payment plans	**4.9**	**0.0**	**4.9**
Equity component of the convertible bond	**30.2**	**0.0**	**30.2**
Net profit	23.2	0.4	23.6
Other comprehensive income	2.1	-0.2	1.9
Total comprehensive income	**25.3**	**0.2**	**25.5**
Other changes in equity	0.0	0.3	0.3
Balance at June 30	**823.8**	**5.0**	**828.8**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Description of business

SGL Carbon SE, located at Rheingaustrasse 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon products.

Basis of preparation and accounting policies

The consolidated financial statements of the SGL Group are prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations by the International Financial Reporting Interpretations Committee (IFRIC), as applicable in the European Union (EU). The interim financial reporting for the six month period ended June 30, 2010 has been prepared in accordance with IAS 34 (Interim Financial Reporting). In accordance with IAS 34 regulations, a condensed report was chosen compared with the consolidated financial statements as at December 31, 2009.

The interim financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2009. The interim financial statements contain all of the information that is required for a fair presentation of the results of operations and the financial position of the Group.

The accounting policies and consolidation methods used are consistent with those used in the 2009 annual financial statements. The accounting standards applied for the first time in the 2010 financial year do not have any material effect on the presentation of the financial position and financial performance of SGL Group. The consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Management on August 4, 2010. These consolidated interim financial statements were not reviewed by our auditors.

Changes to the scope of consolidation

There were no changes to the scope of consolidation as at June 30, 2010, compared to December 31, 2009.

Seasonality of operations

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions.

Other information

Issued capital rose to €167.7 million as at June 30, 2010 (December 31, 2009: €167.4 million) and is divided into 65,492,189 no-par value ordinary bearer shares at €2.56 per share. During the first half 2010, 99,637 new shares were issued and granted to employees under the employee bonus plan and under the Matching Share Plan. Exercise of stock options from the existing stock option plan and SARs from the stock appreciation rights plan created 13,325 new shares. As at June 30, 2010, SGL Carbon SE holds a total of 30,904 treasury shares. On January 15, 2010, a total of 850,670 new SARs were granted from the SAR Plan approved by the 2009 Annual General Meeting with a strike price of €21.98. In March 2010, members of the Board of Management and the top three management tiers purchased a total of 102,763 shares at a price of €21.67 for the Matching Share Plan.

As at June 30, 2010, there are 3,110,220 SARs, 239,662 matching shares and 467,750 stock options outstanding.

During the first half of 2010 there were no major events or changes to estimates from the 2009 financial year. Contingent liabilities and contingent assets did not change materially compared to the last annual closing date.

SGL Group did not pay a dividend during the reporting period.

Sales revenue and operating profit by segment

€ million	1st Half Year 2010	1st Half Year 2009	Change
Sales revenue			
Performance Products	347.6	273.5	27.1%
Graphite Materials & Systems	183.9	199.3	-7.7%
Carbon Fibers & Composites	110.9	101.7	9.0%
Other	2.2	9.7	-77.3%
	644.6	**584.2**	**10.3%**

€ million	1st Half Year 2010	1st Half Year 2009	Change
Profit (loss) from operations / EBIT			
Performance Products	71.7	72.4	-1.0%
Graphite Materials & Systems	13.7	23.2	-40.9%
Carbon Fibers & Composites	-5.2	-13.1	60.3%
Central T&I Costs	-5.3	-5.5	3.6%
Brake Discs	–	-8.6	–
Corporate costs	-10.2	-11.0	7.3%
	64.7	**57.4**	**12.7%**

EVENTS AFTER THE BALANCE SHEET DATE

None.

Wiesbaden, August 4, 2010

SGL Carbon SE
The Board of Management

Quarterly sales revenue and operating profit by segment

Sales revenue € million	**2009 Q1**	**2009 Q2**	**2009 Q3**	**2009 Q4**	**2009 Full Year**	**2010 Q1**	**2010 Q2**	**2010 1st Half**
Performance Products	142.1	131.4	165.2	202.9	641.6	170.0	177.6	347.6
Graphite Materials & Systems	98.3	101.0	86.2	79.0	364.5	83.5	100.4	183.9
Carbon Fibers & Composites	49.6	52.1	54.6	51.7	208.0	49.5	61.4	110.9
Other	5.6	4.1	2.2	-0.2	11.7	0.6	1.6	2.2
	295.6	**288.6**	**308.2**	**333.4**	**1.225.8**	**303.6**	**341.0**	**644.6**

Profit (loss) from operations / EBIT € million	**2009 Q1**	**2009 Q2**	**2009 Q3**	**2009 Q4**	**2009 Full Year**	**2010 Q1**	**2010 Q2**	**2010 1st Half**
Performance Products	39.4	33.0	38.5	40.4	151.3	34.0	37.7	71.7
Graphite Materials & Systems	10.6	12.6	2.3	2.5	28.0	5.2	8.5	13.7
Carbon Fibers & Composites*	-7.6	-5.5	-5.6	-4.2	-22.9	-3.8	-1.4	-5.2
Central T&I Costs	-2.9	-2.6	-3.2	-3.3	-12.0	-2.6	-2.7	-5.3
Brake Discs	-3.7	-4.9	0.0	-0.1	-8.7	–	–	–
Corporate costs	-6.5	-4.5	-7.5	-6.8	-25.3	-7.0	-3.2	-10.2
	29.3	**28.1**	**24.5**	**28.5**	**110.4**	**25.8**	**38.9**	**64.7**

Quarterly consolidated return on sales

ROS in %	**2009 Q1**	**2009 Q2**	**2009 Q3**	**2009 Q4**	**2009 Full Year**	**2010 Q1**	**2010 Q2**	**2010 1st Half**
Performance Products	27.7	25.1	23.3	19.9	23.6	20.0	21.2	20.6
Graphite Materials & Systems	10.8	12.5	2.7	3.2	7.7	6.2	8.5	7.4
Carbon Fibers & Composites*	-15.3	-10.6	-10.3	-8.1	-11.0	-7.7	-2.3	-4.7
SGL Group	**9.9**	**9.7**	**7.9**	**8.5**	**9.0**	**8.5**	**11.4**	**10.0**

* Before impairment losses of €74 million in the fourth quarter 2009

Quarterly consolidated income statement

	2009					2010		
€ million	**Q1**	**Q2**	**Q3**	**Q4**	**Full Year**	**Q1**	**Q2**	**1st Half**
Sales revenue	295.6	288.6	308.2	333.4	1.225.8	303.6	341.0	644.6
Cost of sales	-210.2	-203.4	-224.1	-251.2	-888.9	-226.1	-253.5	-479.6
Gross profit	**85.4**	**85.2**	**84.1**	**82.2**	**336.9**	**77.5**	**87.5**	**165.0**
Selling/administration/ research/other	-56.1	-57.1	-59.6	-53.7	-226.5	-51.7	-48.6	-100.3
Profit from operations (EBIT) before impairment losses	**29.3**	**28.1**	**24.5**	**28.5**	**110.4**	**25.8**	**38.9**	**64.7**
Impairment losses	–	–	–	-74.0	-74.0	–	–	–
Profit from operations (EBIT)	**29.3**	**28.1**	**24.5**	**-45.5**	**36.4**	**25.8**	**38.9**	**64.7**
Result from investments accounted for At-Equity	-0.8	-0.8	-1.7	-6.6	-9.9	-2.2	-2.2	-4.4
Net financing result	-15.0	-8.2	-11.7	-9.2	-44.1	-8.8	-10.4	-19.2
Profit (loss) before tax	**13.5**	**19.1**	**11.1**	**-61.3**	**-17.6**	**14.8**	**26.3**	**41.1**
Income tax expense	-4.6	-4.4	-3.1	-30.6	-42.7	-5.6	-8.4	-14.0
Non-controlling interests	-0.1	-0.3	0.0	0.3	-0.1	0.2	0.0	0.2
Net profit (loss) attributable to shareholders of the parent company	**8.8**	**14.4**	**8.0**	**-91.6**	**-60.4**	**9.4**	**17.9**	**27.3**

Important note

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances, and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

FINANCIAL CALENDAR 2010

November 4 Report on nine months of 2010

INVESTOR RELATIONS CONTACT

SGL Carbon SE
Headquarters | Investor Relations
Rheingaustraße 182
65203 Wiesbaden/Germany

Telephone: +49 611 60 29-103
Fax: +49 611 60 29-101
E-mail: Investor-Relations@sglcarbon.de

www.sglgroup.com


SGL GROUP
THE CARBON COMPANY